UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 28, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON THE

PROVISION OF GUARANTEE FOR EASTERN AIR OVERSEAS

(HONG KONG) CORPORATION LIMITED

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete and does not contain any false information, misleading statements or material omissions.

Name of guaranteed party	Amount of guarantee	Balance of guarantee actually provided	Availability of counter guarantee	Guarantor

Eastern Air Overseas (Hong Kong) Corporation Limited (“Eastern Air Overseas”)	The maximum limit being RMB24 billion	RMB11.5 billion (RMB5.5 billion represents the guarantee provided by the Company for two issuances of offshore RMB bonds by Eastern Air Overseas, and RMB6.0 billion represents the guarantee provided by the Company for the “Free Trade Zone” loans granted by Industrial and Commercial Bank of China Limited (“ICBC”) and Agricultural Bank of China Limited (“Agricultural Bank”) to Eastern Air Overseas)	No	China Eastern Airlines Corporation Limited

•	Aggregate amount of overdue external guarantee: nil

•	Pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the provision of guarantee shall be submitted to the forthcoming general meeting of the Company for consideration as the debt ratio of Eastern Air Overseas is over 70%.

•	The provision of guarantee by the Company in favour of Eastern Air Overseas helps the latter to engage in financing offshore at lower cost, to enhance its financing capacity and helps satisfy the constantly growing capital needs of the Company, which is in the interests of the Company and all of its shareholders as a whole.

1.	HISTORY OF THE GUARANTEE

As a wholly-owned subsidiary of the Company, Eastern Air Overseas serves as the Company’s offshore financing and investment platform. At the 2015 first extraordinary general meeting of the Company held on 15 January 2015, the Company considered and approved the “Resolution on the Provision of Guarantee by the Company in favour of Eastern Air Overseas (Hong Kong) Corporation Limited”. It was agreed that the maximum limit of the balance of the guarantee provided by the Company to Eastern Air Overseas shall be increased from RMB8 billion to RMB12 billion. The term of the guarantee is the same as those of the bonds, loans and trade financing etc. of Eastern Air Overseas, and will not exceed a maximum term of 10 years. For details, please refer to the announcement published by the Company in China Securities Journal and Shanghai Securities News and on the website of the Shanghai Stock Exchange on 16 January 2015.

2.	OVERVIEW OF THE GUARANTEE

As of 31 March 2016, the outstanding balance of the offshore bonds issued by Eastern Air Overseas amounted to RMB5.5 billion (which is guaranteed by the Company). In order to facilitate the optimization of the Company’s debt structure, Eastern Air Overseas obtained from ICBC and Agricultural Bank a “Free Trade Zone” loan in the sum of RMB6.0 billion (which is guaranteed by the Company) for a half-year term at a real interest rate of 3.045%. The Company saved approximately RMB39 million in financing cost as a result (using the 30% decrease in the domestic lending rate for the same period as the basis for comparison).

In order to fully utilize Eastern Air Overseas as an offshore financing platform, expand the Company’s RMB financing channels, satisfy the constantly growing capital needs of the Company, facilitate the optimization of the Company’s debt structure and further reduce the Company’s overall financing cost, the Company intends to increase the guarantee limit in favour of Eastern Air Overseas and suggests an increase of the maximum limit of the guarantee balance up to the sum of RMB24 billion.

On 28 April 2016, as considered and approved at the 2016 third regular meeting of the board of directors (the “Board”) of the Company, the Board resolved to propose the resolution to increase the guarantee limit provided by the Company in favour of Eastern Air Overseas from RMB12 billion to RMB24 billion for consideration and approval at the general meeting of the Company. The term of the guarantee is the same as those of the bonds, loans and trade financing etc. of Eastern Air Overseas, all of which will not exceed a maximum term of 10 years. It is also resolved that the Company will propose the provision of guarantee in favour of Eastern Air Overseas for consideration at the general meeting and propose to authorize the Board and to further authorize the chairman and/or vice chairman of the Company to decide on and sign the relevant legal agreement(s) in respect of any specific transaction which falls within the maximum limit of the guarantee balance of RMB24 billion.

3.	BASIC INFORMATION OF THE GUARANTEED PARTY

1.	Registered address: 22/F., Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong;

2.	Legal representative: Mr. Wu Yongliang (吳永良);

3.	Scope of business: import and export trading, investment, consulting services and air passenger and cargo agency services;

4.	Registered capital: HK$280 million;

As of 31 March 2016, the outstanding balance of the offshore bonds issued by Eastern Air Overseas amounted to RMB5.5 billion (which is guaranteed by the Company). In order to facilitate the optimization of the Company’s debt structure, Eastern Air Overseas obtained from ICBC and Agricultural Bank a “Free Trade Zone” loan in the sum of RMB6.0 billion (which is guaranteed by the Company) for a half-year term at a real interest rate of 3.045%. The Company saved approximately RMB39 million in financing cost as a result (using the 30% decrease in the domestic lending rate for the same period as the basis for comparison).

As of 31 December 2015, Eastern Air Overseas had total assets of RMB9.014 billion, net assets of RMB316 million and an asset to liability ratio of 96.49%.

4.	PARTICULARS OF THE GUARANTEE

Name of guaranteed party	Amount of guarantee	Type of guarantee	Method of guarantee	Term of guarantee	Use

Eastern Air Overseas	The maximum limit being RMB24 billion	Credit guarantee	Joint liability guarantee	Up to ten years	Financing and operation support

5.	OPINION OF THE BOARD OF DIRECTORS

In recent years, the Company has experienced on-going development in its business scale and fleet size, which caused an increase in its capital expenditure. The provision of guarantee by the Company in favour of Eastern Air Overseas will help Eastern Air Overseas obtain offshore financing at lower cost, fully utilize Eastern Air Overseas’s function as a financing platform, continue to expand the Company’s RMB financing channels, further optimize the Company’s debt structure and satisfy the constantly growing capital needs of the Company.

The independent non-executive directors of the Company consider that the Company will be able to strictly comply with the relevant laws and regulations and the provisions of the Company’s Articles of Association, prudently control risks associated with granting external guarantees, and safeguard the Company’s assets. The provision of guarantee by the Company in favour of its wholly-owned subsidiary went through a lawful decision- making process, and was considered and approved by more than two thirds of the directors of the Company who were present at the meeting of the Board. Eastern Air Overseas is an offshore financing platform of the Company. The provision of guarantee by the Company in favour of its wholly-owned subsidiary Eastern Air Overseas helps the latter to obtain financing offshore at lower cost, to enhance its offshore financing capacity and helps satisfy the constantly growing capital needs of the Company, which is in the interests of the Company and all of its shareholders as a whole.

In view of the above, the Board resolved to increase the guarantee limit in favour of Eastern Air Overseas by raising the maximum limit of the guarantee balance from RMB12 billion to RMB24 billion. The Board further resolved to submit the matters relating to the provision of guarantee in favour of Eastern Air Overseas by the Company for consideration at the forthcoming general meeting of the Company.

6.	AGGREGATE AMOUNT OF ALL EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As of 31 March 2016, the aggregate amount of external guarantees granted by the Company and its majority-controlled subsidiaries comprised approximately US$24 million, RMB5.5 billion in RMB bonds (i.e. for which the guarantee that the Company granted in favour of Eastern Air Overseas is still within validity period) and RMB6.0 billion in RMB “Free Trade Zone” loan, respectively, all of which are guaranteed by the Company in favour of either its wholly-owned subsidiaries or its majority-controlled subsidiaries. Such amounts in aggregate represent 30.96% of the audited net assets of the Company as at 31 December 2015. The aggregate amount of overdue guarantee is 0.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

28 April 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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